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                                                                      EXHIBIT 21

                     CRUDE SUPPLY AGENCY AND SALES AGREEMENT

DATE: 21 December 2001

1.       PARTIES

         This Agreement is entered into between:

         E.P. INTEROIL, LTD, a company incorporated under the laws of the Cayman Islands with its registered office at c/o Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies ("BUYER"); and

         BP SINGAPORE PTE LIMITED a company registered in Singapore with its registered office at 396 Alexandra Road # 01-01 BP Tower, Singapore 119954 ("SELLER").

2.       SCOPE

         Seller agrees to sell and to be the exclusive marketing agent for the supply of crude oil ("CRUDE") to Buyer or a nominated related company, subject to Seller's prior approval, not to be unreasonably withheld, to provide for all the crude oil requirements of the Buyer's oil refinery at Napa Napa near Port Moresby in Papua New Guinea (the "INTEROIL REFINERY") in accordance with the terms of this Agreement. This Agreement comprises the following Special Provisions and the General Terms & Conditions for Sales and Purchases of Crude Oil (BP Oil International Limited General Terms & Conditions for Sales and Purchases of Crude Oil 2000 Edition) attached as Annexure `A'. If there is any conflict between the terms of these Special Provisions and the terms of the General Terms & Conditions, the former will prevail.

         As exclusive marketing agent for Crude supply to the InterOil Refinery, Seller undertakes to act in good faith and use its reasonable endeavours to:

         (a) ensure a competitive CIF price for Crude delivered to the InterOil Refinery; and

         (b) supply a steady volume of Crude to the InterOil Refinery in accordance with the scheduling/nomination provisions under clause 4 such that the InterOil Refinery incurs no loss of crude run.

3.       CRUDE

3.1      TYPE

         The Crude shall be, when available, Kutubu Blend crude oil ("KUTUBU BLEND CRUDE"), in running production quality and may be substituted by similar crudes from a pre-determined basket subject to prior agreement by both parties.

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         The Seller may, and would be expected to nominate Crude outside this basket if it believes that Crude offers excess value to the InterOil Refinery. Such Crude may include crudes such as distressed cargoes or West African crudes.

         The Seller agrees to work with the Buyer's scheduler/LP planner to supply the optimum Crude on the day crude selection and purchase decision is made with the Buyer having last say on Crude supplied (subject to availability).

3.2      DELIVERY

         Subject to agreement on price under clause 3.3 the Seller shall deliver the Crude to the InterOil Refinery as and when, and in the amounts required by the Buyer, for processing in the InterOil Refinery in accordance with the scheduling/nomination provisions in clause 4.

         The Buyer shall make available to the Seller a terminal and berth that is both safe and meets an International level of HSSE standards in accordance with the following publications by Witherbys:

         -    ISGOTT

         -    Mooring Equipment Guidelines

         -    Guide to Marine Terminal Fire Protection and Emergency Evacuation.

         Such terminal shall be made available for inspection at the reasonable request of the Seller and Buyer agrees to work with Seller to rectify problems highlighted in such inspections.

         The Seller acknowledges the terms of the Project Agreement dated 29 May 1997 (as amended and extended by the Extension Deed dated 1 July 1999) between the Buyer as Developer, InterOil Limited as the Refiner and the Independent State of Papua New Guinea (copy attached hereto as Annexure `B'). The Seller agrees to act in good faith; to use all reasonable efforts to ensure Crude Access (as defined in that Agreement) and not to frustrate the Buyer's ability to purchase Kutubu Blend Crude.

3.3      PRICE

         [deleted for confidentiality]

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3.4      PAYMENT

         The Buyer shall pay the Seller within 30 days after Bill of Lading date (unless both parties mutually agree alternate terms on a cargo-by-cargo basis) however payment may be made up to 45 days after Bill of Lading date if the Buyer pays interest on the payment amount at the rate of LIBOR plus 2% pa. for the excess period over 30 days.

         Payment shall be made by means of an irrevocable documentary letter of credit in accordance with the provisions of section 23.8 of the General Terms & Conditions. Said letter of credit shall be opened with a bank of investment grade standard and be in a form and substance acceptable to the Seller.

         All banking charges at applicant's bank are for applicant's account and beneficiary's bank for beneficiary's account.

         The letter of credit shall be advised to Seller's London office, by not later than 1600hrs (London time) 15 working days prior to loading dates.

3.5      FEE

         [deleted for confidentiality]

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3.6      SUPPLY

         The Seller will supply the Crude nominated by the Buyer on a delivered basis to the InterOil Refinery and title to and risk in such Crude will pass to the Buyer at the permanent flange of the discharge jetty at the InterOil Refinery.

         The Seller will be responsible for the charter of a mutually acceptable vessel at a competitive market rate for delivery of Crude and will liaise with the Buyer to ensure freight economics are optimised.

         Quality and quantity will be based on that available at the Port of Loading and otherwise will be in accordance with the General Terms & Conditions.

3.7      SURPLUS

         If the Buyer decides that a cargo is surplus to the requirements of the InterOil Refinery after the Buyer has committed to that cargo (for whatever reason in the Buyer's sole discretion) or in the event that the Buyer/InterOil Refinery is unable to receive a cargo of Crude previously agreed for whatever reason, the Seller will use its best efforts to obtain the best netback value for the sale of that Crude. Any loss resulting from the sale will be borne by the Buyer; any gain resulting from the sale will be shared equally by the Buyer and the Seller.

3.8      CRUDE OPTIMISATION

         [deleted for confidentiality]

4.       SCHEDULE OF DELIVERIES

4.1      ESSENTIAL CRITERIA:

         (a) The Seller shall arrange deliveries of Crude to the InterOil Refinery based on information provided by the Buyer or Buyer's Representative pursuant to clause 4.2. For this purpose the Buyer and the Seller will mutually endeavour to ensure deliveries are scheduled so that production of the InterOil Refinery is not reduced as a result of a Crude shortfall or a delivery of Crude is unable to be discharged due to insufficient ullage in the Refinery Crude tanks.

         (b) Seller shall use all reasonable efforts to ensure that during any month, deliveries shall occur such that the Crude inventory level does not fall below 80,000 barrels or such other level as may be mutually agreed from time to time.

         (c) Notwithstanding the right of the Buyer to reduce Refinery Crude runs due to scheduled or unscheduled Refinery maintenance, tank-tops for one or more Refinery products or for general economic considerations, Buyer undertakes to maintain a minimum 75%

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                  stream factor when averaged over any rolling 12 month period.
                  In the event that this does not occur then Buyer and Seller will, within 30 days of the 12 month period, discuss and agree in good faith a pro rata increase in the commission fee. Seller reserves the right to terminate this Agreement, upon 60 days notice, in the event that the stream factor in any rolling 12 month period falls below 50%.

4.2      FORECAST PRODUCTION AND OTHER INFORMATION

         Buyer or Buyer's Representative shall provide the following information to the Seller:

         (a) every Tuesday, or as soon as practicable each week, the crude inventory and crude usage forecasts for the InterOil Refinery for the current month and the next succeeding 2 months, highlighting the last possible date as contemplated under clause 4.1(b) by which the next delivery must arrive;

         (b) notice as soon as practicable of any material increase or decrease (of 10% or more over any one week period) in forecasts of crude usage or inventory;

         (c) notice as soon as possible of operational circumstances that will reduce the capacity of either of the two proposed crude storage tanks;

         (d) at least 60 days notice of scheduled maintenance of any of the InterOil Refinery marine and other facilities (including the loading terminal), or unavailability of resources, which will either impact on Refinery crude usage or impose constraints on Seller's ability to deliver Crude.

4.3      NOMINATION PROCEDURES - DATE RANGES AND QUANTITIES.

         Buyer and Seller acknowledge that the following nomination procedures must work equitably for both parties and be acceptable to the Kutubu Offtake Coordinator. To the extent that the following procedures are shown to be impractical then both parties will work together to agree an amended set of procedures:

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         (a)      On or before the 15th day of month x, Seller will use best efforts based on the Kutubu Offtake Coordinator's forecast production to provide the following information to Buyer or Buyer's Representative:

                  (i) tentative 5 day loading windows for the available Crude cargoes in month x+3;

                  (ii) firm 5 day loading windows for the available crude cargoes in month x+2 and firm price indications for such cargoes in accordance with clause 3.3 of this Agreement;

                  (iii) firm 2 day loading windows in month x+1 for those
                        cargoes previously agreed between the Buyer and the Seller; and

                  (iv) full details, including CIF price, quality, loading dates and estimated arrival dates of any alternative Crudes that Seller may wish to propose for delivery in month x+2.

         (b) Not later than the 28th day of month x, the Buyer will nominate which Crude cargoes it will commit to buy for delivery in month x+2.

4.4      NARROWING OF DATE RANGES.

         (a) The Loading Date Range for Kutubu Blend Crude cargoes will be advised by the Seller to the Buyer on a regular basis in accordance with advice from the Kutubu Offtake Coordinator.

         (b)      For alternate Crude deliveries:

                  (i) the Buyer and the Seller will agree a 10 day arrival window (ADR 10) at the time of commitment to the cargo which will be narrowed by the Seller to a 5 day window (ADR 5) (within ADR 10) 30 days prior to vessel arrival; and

                  (ii) no Later than 15 days prior to the first day of the ADR 5, the Seller shall further narrow this range to a three day arrival window (ADR 3) which shall fall fully within the previously advised ADR 5 unless the Parties mutually agree otherwise.

5.       TERM AND TERMINATION

         (a) The supply of Crude under this Agreement will be for a term of 5 years from the Bill of Lading date of the first loading of the supply of Crude to the InterOil Refinery.

         (b) This Agreement may only be terminated in accordance with this clause 5 and Section 27 of the General Terms & Conditions.

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         (c)      The Seller may at its sole discretion (without prejudice to its other rights) either terminate this Agreement or suspend delivery under this Agreement until further notice on notifying the Buyer in writing, if the Buyer fails in its repayment obligations under the Credit and Indemnity Agreement executed by the parties on or about the date of this Agreement.

         (d) The Buyer may at its sole discretion (without prejudice to its other rights) either terminate this Agreement or suspend the taking of delivery under this Agreement until further notice on notifying the Seller in writing, if the Seller fails in its obligations under the First Demand Bond executed by the Seller on or about the date of this Agreement.

         (e) Failure by the Buyer to comply with the requirements of clause 3.4, shall be a breach by the Buyer of this Agreement entitling the Seller to terminate this Agreement and claim damages. In any event, whether the Seller has exercised that right to terminate or not, the Seller shall be under no obligation to commence discharge of the shipment in question or loading the shipment in question (as the case may be) and shall be entitled to claim direct damages (including demurrage, if any).

         (f) Neither party may terminate this Agreement, suspend delivery or the taking of delivery without first giving the other party at least 30 days notice of such intention to terminate or suspend and the opportunity to rectify the cause of such intention to terminate within that time.

6.       CONFIDENTIALITY

         The parties undertake that information listed below which is exchanged between the parties pursuant to the Agreement shall be deemed to be confidential and the parties agree to keep and maintain, and shall cause its employees and agents to keep and maintain, the information indicated herein below confidential:-

         (a) any and all information received, obtained or observed by the parties or its employees and agents in respect of the InterOil Refinery, in particular, the technology, operation and processes utilised in the InterOil Refinery and any commercial information relating thereto; and

         (b) any and all information received from the parties related companies in relation to supply of the InterOil Refinery which is in writing marked "private and confidential " or "confidential".

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         The parties further undertake to use all such information only for the purposes contemplated in the Agreement and will confine such information to its directors, officers and employees who are directly concerned with such purposes and made aware of its confidential status.

         The foregoing restrictions on the party as the recipient of information ("the Recipient") shall not apply to any information which:-

         (c) the Recipient can prove by documentary evidence, was already in the possession of the Recipient and at the Recipient's free disposal before the Recipient received, obtained or observed the information; or

         (d) is disclosed to the Recipient without any obligation of confidence by a third party who has not derived it directly or indirectly from the other party or affiliated companies of the other party;

         (e) is reasonably required by Overseas Private Investment Corporation to be disclosed to it or its nominated advisers;

         (f) is or becomes public knowledge through no act or default on the part of the Recipient or the Recipient's agents or employees.

7.       VARIATIONS TO THE GENERAL TERMS & CONDITIONS

         The General Terms & Conditions are varied as follows, and if there is any conflict between the terms of these Special Provisions and the General Terms & Conditions, the terms of these Special Provisions shall prevail:

         (a) Section 11.1 - The quantity delivered in any cargo shall be that agreed under clause 4 and shall be delivered in one cargo;

         (b) Section 11.3 - Nominated Discharge Port is the InterOil Refinery wharf, Port Moresby Harbour, Papua New Guinea;

         (c) Section 13.2 - For non Kutubu Crude cargoes running hours shall commence:

                  (i) berth or no berth, 6 hours after NOR or upon all fast in berth, whichever first occurs, provided that if the Vessel arrives before the first day of ALDR 3, running hours shall not commence until the Vessel is all fast in berth or at 0600hrs on the first day of ALDR3 whichever is the earlier; and

                  (ii) if the Vessel arrives after the end of ALDR 3, when the Vessel is all fast in berth.

         (d) Section 18.1.4 - Definition of "banking day" - means a day other than a Saturday or Sunday or statutory "bank holiday" in New York, New York;

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         (e)      Section 23.6 - Seller's bank details

                  Pay to Citibank New York

                  Account No. 40595264

                  ABA No. 021000089

                  In favour of BP Singapore Pte Limited

         (f) Section 26.1 - Indemnities and limitation of liabilities - The Seller shall indemnify the Buyer for loss of crude run due to negligence of the Seller at a rate of USD [deleted for confidentiality] per day, and Seller's liability in respect of direct, indirect or consequential losses or expenses as a result of such loss shall be capped at that rate. Seller's negligence shall be limited to acts or omissions occurring in the course of performance of the supply obligation which actually results in a loss of throughput and shall specifically exclude any event of force majeure.

         (g)      Section 29 - Notices

                  In respect of Seller:      BP Singapore Pte Limited
                                             396 Alexandra Road
                                             #01-01 BP Tower
                                             Singapore 119954
                                             Fax No: 65 275 7659
                                             Richard Massam

                  In respect of the Buyer:   EP InterOil, Ltd
                                             C/- InterOil Australia Pty Ltd
                                             Suite 2 Level 2 Orchid Plaza
                                             79 Abbott Street
                                             Cairns, QLD 4870
                                             Australia
                                             Fax No: 61 7 4031 4565
                                             Managing Director

The parties have caused their duly authorised representatives to execute this Agreement on the 20th day of December 2001.

E.P. INTEROIL, LTD                           BP SINGAPORE PTE LIMITED

-----------------------------------          ----------------------------------

Name  :                                      Name  :

Title :                                      Title :

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                     CRUDE SUPPLY AGENCY AND SALES AGREEMENT

                                     BETWEEN

                            BP SINGAPORE PTE LIMITED

                                    (SELLER)

                                       AND

                                EP INTEROIL, LTD

                                     (BUYER)

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                                                                        ANNEXURE

                          BP OIL INTERNATIONAL LIMITED

                           GENERAL TERMS & CONDITIONS

                           FOR SALES AND PURCHASES OF

                                    CRUDE OIL